ATCO
GROUP

Corporate Office

07026876

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

September 5, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 05, 2007 for symbol CU
- Corporation's Form 1, filed September 05, 2007 for symbol CU.X
- Corporation's Form 1, filed September 05, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed September 05, 2007 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

ATCO 60 years 2007

RECEIVED
SEP 14 2007
PROCESSING SECTION
160

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	81,607,324	As at :	08/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	16,362		
Issued & Outstanding Closing Balance :	81,623,686		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2007	Conversion (General)	16,362
Totals		16,362

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/05/2007
Last Updated:	09/05/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	43,826,346	As at :	08/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-16,362		
Issued & Outstanding Closing Balance :	43,809,984		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2007	Conversion (General)	-16,362
Totals		-16,362

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/05/2007
Last Updated:	09/05/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/05/2007
Last Updated:	09/05/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/05/2007
Last Updated:	09/05/2007

END